Exhibit 99.1

YM BioSciences Reports Phase I/II Data for JAK Inhibitor CYT387 in

Myelofibrosis at ASH 2012

- 68% transfusion independence response rate and 37% durable spleen response rate -

MISSISSAUGA, Canada, December 9, 2012 – YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM) today reported updated results from the 166 patient Phase I/II study of its JAK1/JAK2 inhibitor, CYT387, for the treatment of myelofibrosis. The results were presented this afternoon in an oral session at the 54th Annual Meeting of the American Society of Hematology underway in Atlanta, Georgia.

  68% durable 12-week transfusion independence response rate with a maximal duration of response approaching three years and ongoing.
  The percentage of patients requiring transfusions decreased substantially, from 44% at baseline to below 10% at week 40 of treatment.
  37% durable spleen response per IWG-MRT* with a maximal duration of response of nearly 2.5 years and ongoing.
  The majority of subjects achieved a complete resolution or marked improvement of common constitutional symptoms.
  The majority of adverse events were Grade 1.

“These data continue to demonstrate that treatment with CYT387 results in significant, durable responses in transfusion dependency, splenomegaly and constitutional symptoms,” said Dr. Nick Glover, President and CEO of YM BioSciences. “The benefits CYT387 produces are highly encouraging for patients with myelofibrosis and underscore the clinical potential of this drug.”

*International Working Group for Myelofibrosis Research and Treatment

Phase I/II Core Study Results

Study Design and Subject Disposition

The Core Study consisted of nine 28-day treatment cycles where CYT387 was orally self-administered, primarily at dosages of 150 mg once-daily (QD), 300 mg QD or 150 mg twice-daily (BID). Patients who tolerated and benefited from the drug could continue to receive CYT387 for an indefinite period beyond the Core Study in an Extension Study. The 300 mg QD dosing regimen has been selected for use in the anticipated Phase III clinical development program.

The median follow-up time for patients in the Core Study and Extension Study is 16.9 months (range: 0.8 - 34.2 months; ongoing). During the Core Study, 42 patients (25%) discontinued the study, eight for possibly or probably related adverse events, for an overall retention rate of 75%.

Subject Baseline Characteristics

The majority of the 166 patients enrolled across the six study sites have primary myelofibrosis (63%); 22% have post-polycythemia vera myelofibrosis and 15% have post-essential thrombocythemia myelofibrosis. Other patient characteristics include:

  DIPSS-Plus category: Int-1 - 10%; Int-2 - 62%; High - 28%
  RBC (Red blood cell) transfusion-dependent: 44%
  Palpable splenomegaly >10 cm: 79%
  Patients who had received previous therapies, including other JAK inhibitors (13%) and IMiDs (9%).

Transfusion Independence Response

Of the 68 evaluable patients who were transfusion dependent at baseline, 68% became transfusion independent for a minimum of 12 weeks during the Core Study. The median duration of the transfusion-free period has not yet been reached (range: 85 - 988 days, ongoing). Of the transfusion dependent patients who did not achieve a full transfusion independence response, 23% achieved at least a 50% reduction in transfusion requirement in any 3-month period.

The percentage of patients requiring transfusions decreased substantially during the study, from 44% at baseline to below 10% at week 40 of treatment.

Of the 28 evaluable patients who were transfusion dependent at baseline and dosed at 300 mg QD, 75% have become transfusion independent for a minimum of 12 weeks.

Three additional patients achieved a 12-week transfusion independence response during the Extension Study.

Spleen Response

Of the 145 patients evaluable for spleen response by palpation, 37% achieved a response per IWG-MRT. The median duration of spleen response reported was 744 days (range: 56 - 859 days, ongoing). Three additional subjects achieved spleen response during the Extension Study.

During the Core Study, 50% of evaluable patients achieved more than a 50% maximal decrease in spleen size from baseline, with 87% achieving more than a 25% maximal decrease.

Of the 51 patients who were evaluable for spleen response and dosed at 300 mg QD, 39% achieved a response per IWG-MRT.

In the Core Study, 11 patients were evaluable for spleen response by MRI. The response rate at six months was 45% by MRI (defined as a 35% decrease in spleen volume) and the median splenic decrease from baseline at six months was -41% by volume measured by MRI.

Constitutional Symptoms Response

The majority of patients reporting constitutional symptoms at baseline demonstrated a Complete Resolution or Marked Improvement of their symptoms, including night sweats, pruritus and bone pain.

Safety Results

CYT387 is well tolerated in myelofibrosis patients for dosing periods currently up to three years and ongoing. The majority of adverse events were Grade 1. Common reported adverse effects include thrombocytopenia; transient, mild dizziness; mild peripheral neuropathy; and abnormalities in liver/pancreas-related laboratory tests. Treatment-emergent anemia and neutropenia were rarely observed.

Oral presentation and YM conference call:

The results from the Phase I/II study are being presented today at 5:15pm ET in an Oral Session at the 2012 Annual Meeting of the American Society of Hematology in Atlanta, Georgia. YM will also host a webcast meeting open to members of the investment community to discuss the results. This event will be held from 6:30-7:30am ET on Monday, December 10th in the Imperial Salon Room A of the Atlanta Marriott Marquis, 265 Peachtree Center Ave. NE, Atlanta, Georgia. Access to the webcast will be available from YM's website at www.ymbiosciences.com or at www.newswire.ca.

About CYT387:

CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory. Both the U.S. Food and Drug Administration (FDA) and the European Commission have designated CYT387 an Orphan Drug for the treatment of myelofibrosis.

About YM BioSciences

YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis. YM's portfolio also includes several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith

VP Corporate Affairs

YM BioSciences Inc.

Tel. +1 905.361.9518

jsmith@ymbiosciences.com